UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE OF 1934.

        Commission File Number  333-130583

FPIC Insurance Group, Inc. Defined Contribution Plan
(Exact name of registrant as specified in its charter)

225 Water Street, Suite 1400, Jacksonville, Florida 32202 (904) 354-2482
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

Rule 12g-4(a)(1)(i) □	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) □	Rule 12h-3(b)(1)(ii) □
Rule 12g-4(a)(2)(i) □	Rule 12h-3(b)(2)(i) □
Rule 12g-4(a)(2)(ii) □	Rule 12h-3(b)(2)(ii) □
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: 150

Pursuant to the requirements of the Securities Exchange Act of 1934 FPIC Insurance Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

February 1, 2007
FPIC Insurance Group, Inc. Defined Contribution Plan

	By:	/s/ Charles Divita, III
Charles Divita, III Trustee